UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2024

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Decision on Acquisition of Treasury Stock

	1. Number of shares to be acquired (shrs.)	Common stock	255,428
		Different classes of stocks	—

	2. Estimated acquisition amount (KRW)	Common stock	100,000,062,000
		Different classes of stocks	—
	3. Scheduled acquisition period	Start date	July 15, 2024
		End date	October 14, 2024
	4. Expected holding period	Start date	—
		End date	—

5. Purpose of acquisition			Cancellation of treasury shares for shareholder value enhancement

6. Acquisition method			Purchase in exchange

7. Entrusted brokerage company			Samsung Securities Co., Ltd.

8. Treasury stock holdings before acquisition	Acquisition within profits available for dividends (shrs.)	Common stock	8,695,023	Ratio (%)	10.3
		Different classes of stocks	—	Ratio (%)	—
	Acquisition for other reasons (shrs.)	Common stock	—	Ratio (%)	—
		Different classes of stocks	—	Ratio (%)	—

9. Date of board resolution (decision date)			July 12, 2024

	• Attendance of outside directors	Present (No.)	5
		Absent (No.)	1

• Attendance of auditors (members of Audit Committee who are not outside directors)			—

	10. Limit of buying order per day	Common stock	87,475

Different classes of stocks	—
11. Other matters to be factored into investment decisions

•  Above ‘2. Estimated acquisition amount (KRW)’ is based on the closing price of the trading day immediately preceding the date of board resolution (KRW 391,500 as of July 11, 2024) and the number of shares to be acquired (255,428 shares). The actual acquisition amount may vary depending on the fluctuation of share prices.

•  With respect to above ‘4. Expected holding period’, the Company plans to complete the acquisition of treasury stock within the scheduled acquisition period indicated in Item 3 above and then cancel all the treasury shares acquired during the period pursuant to the resolution of the Board of Directors dated July 12, 2024. For the details of share cancellation, please see the ‘Cancellation of Treasury Shares’ publicly disclosed on July 12, 2024.

•  With respect to the attendance of auditors (members of Audit Committee who are not outside directors) indicated in Item 9 above, all members of the Audit Committee of the Company are outside directors (All Audit Committee members were present).

•  Calculation of limit of buying order per day indicated in Item 10 above: The lesser of [the greater of ① and ②] and ③:

① 10% of the number of stocks reported as acquired: 25,543 shares

② 25% of daily average trade volume over 1 month from the day immediately preceding the date of board resolution: 87,475 shares

③ 1% of total issued and outstanding stocks: 845,712 shares

[Limit to Acquiring Treasury Stock]

	Category	Amount (KRW)

1. Limit to “profits available for dividends” in the Commercial Act as of the immediately preceding fiscal year end	ⓐ. Net assets	47,499,864,799,005
	ⓑ. Amount of capital	482,403,125,000
	ⓒ. Total amount of capital reserves and earned surplus reserves accumulated up to preceding fiscal year	1,611,758,922,749
	ⓓ. Unrealized gains as prescribed by Presidential Decree	228,019,223,468
	Sub total (ⓐ-ⓑ-ⓒ-ⓓ)	45,177,683,527,788

	2. Acquired amount of treasury stock after previous fiscal year end	—

	3. Amount of ‘dividends’ and related ‘earned profit reserves’ decided at annual general meeting of shareholders after previous fiscal year end	189,690,517,500

	4. Amount of ‘interim/quarterly dividends’ and related ‘earned profit reserve’ decided at the board of directors after previous fiscal year end	189,690,517,500

	5. Amount of trust contract	—

	6. Acquisition cost of treasury stock sold after previous fiscal year end (moving average method)	—

	Limit of acquisition of treasury stock (1-2-3-4-5+6)	44,798,302,492,788

[Holding Amount of Treasury Stock before Decision on Treasury Stock Acquisition]

(in shares)

Methods of acquisition			Type of stocks	Beginning balance	Change			Closing balance	Remarks
					Acquisition (+)	Disposal (-)	Share retirement (-)
Amount of shares acquired within profits available for dividends	Direct acquisition	Direct acquisition in exchange	Common stock	5,379,149	—	—	—	5,379,149	—
			Different classes of stocks	—	—	—	—	—	—
		Direct acquisition in OTC	Common stock	—	—	—	—	—	—
			Different classes of stocks	—	—	—	—	—	—

	Tender offer	Common stock	—	—	—	—	—	—
		Different classes of stocks	—	—	—	—	—	—
	Sub total (a)	Common stock	5,379,149	—	—	—	5,379,149	—
		Different classes of stocks	—	—	—	—	—	—
Acquisition by trust contract	Number of shares indirectly held through trust contracts	Common stock	—	—	—	—	—	—
		Different classes of stocks	—	—	—	—	—	—
	Number of shares directly held	Common stock	3,315,874	—	—	—	3,315,874	—
		Different classes of stocks	—	—	—	—	—	—
	Sub total (b)	Common stock	3,315,874	—	—	—	3,315,874	—
		Different classes of stocks	—	—	—	—	—	—
Amount of shares acquired for other reasons (c)		Common stock	—	—	—	—	—	—
		Different classes of stocks	—	—	—	—	—	—
Total (a+b+c)		Common stock	8,695,023	—	—	—	8,695,023	—
		Different classes of stocks	—	—	—	—	—	—

•

Above ‘Beginning balance’ is the amount of treasury shares held as of start date of FY 2024 (January 1, 2024) and ‘Closing balance’ is the amount of treasury shares held as of submission date of this disclosure (July 12, 2024).

•

Aforementioned number of treasury shares includes 3,247,373 treasury shares which are subject to the exchange of exchangeable bonds issued by the company on September 1, 2021. The treasury shares subject to this exchange is finalized at the time the exchange right is exercised and is currently deposited with the Korea Securities Depository.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: July 12, 2024	By	/s/ Kim, Seung-Jun
(Signature)
Name: Kim, Seung-Jun
Title: Executive Vice President